DM

18006828

SEC Mail Processing Section

MAR 05 2018

Washington DC 408

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67357

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ShorelineAmbrose Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6310 Greenwich Drive, Suite 120
(No. and Street)

San Diego	CA	92122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicolette Denney 760-815-1817
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant Gaudette, CPA
(Name – *if individual, state last, first, middle name*)

21320 Provincial Boulevard, Suite 100	Katy	TX	77450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Timothy G. Malott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ShorelineAmbrose Advisors, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President/CEO

Title

SEE NOTARY STAMP BELOW

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California, County of SAN DIEGO
Subscribed and sworn to (or affirmed) before me on this 26 day of FEBRUARY 2018 by TIMOTHY G. MALOTT proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me

Signature _______________ (seal)

OFFICIAL SEAL
MARQUERITE OLER
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 2078231
SAN DIEGO COUNTY
MY COMM. EXP. SEPT. 10, 2018

Bryant A. Gaudette, CPA

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
ShorelineAmbrose Advisors, LLC
6310 Greenwich Drive Suite 120
San Diego CA 92122

Opinion on The Financial Statements

We have audited the accompanying financial statements of ShorelineAmbrose Advisors, LLC (the "Company") as of December 31, 2017, the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended, December 31, 2017, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's financial statements based on the audit. We conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and statement related to SIPC reconciliation, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Bryant A. Gaudette, CPA

Bryant A. Gaudette

We have served as the Company's auditor since December 31, 2017.

Katy, TX 77450

February 28, 2018

ShorelineAmbrose Advisors LLC (f/k/a SHP Securities, LLC)
Statement of Financial Condition
December 31, 2017

Assets

Cash	$	8,514
Accounts receivable		25,000
Total assets	$	33,514

Liabilities and Member's Equity

Liabilities		
Accounts payable	$	6,326
Total liabilities		6,326
Member's equity		
Member's equity		27,188
Total member's equity		27,188
Total liabilities and member's equity	$	33,514

The accompanying notes are an integral part of these financial statements.

ShorelineAmbrose Advisors LLC (f/k/a SHP Securities, LLC)
Statement of Operations
For the Period Ended December 31, 2017

Revenues	
Income	$ 962,638
Total revenues	962,638
Expenses	
Project related costs and referral fees	792,711
Occupancy	64,800
Insurance	41,364
Regulatory fees	13,706
Professional fees	10,950
Other operating expenses	55,230
Total expenses	978,761
Net income before income tax provision	(16,123)
Income tax provision	3,300
Net income	$ (19,423)

The accompanying notes are an integral part of these financial statements.

ShorelineAmbrose Advisors LLC (f/k/a SHP Securities, LLC)
Statement of Changes in Member's Equity
For the Period Ended December 31, 2017

		Member's Equity
Balance at January 1, 2017	$	89,281
Member's distribution		(42,670)
Net income		(19,423)
Balance at December 31, 2017	$	27,188

The accompanying notes are an integral part of these financial statements.

ShorelineAmbrose Advisors LLC (f/k/a SHP Securities, LLC)

Statement of Cash Flows

For the Period Ended December 31, 2017

Cash flow from operating activities:		
Net (loss)		$ (19,423)
Adjustments to reconcile net income (loss) to net		
cash provided by (used in) operating activities:		
(Increase) decrease in assets:	-	
Accounts Receivable	$ (2,500)	
Deposits	2,000	
Increase (decrease) in liabilities:		
Accounts payable	656	
Total adjustments		156
Net cash provided by (used in) operating activities		(19,267)
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Member's distribution	(42,670)	
Net cash provided by financing activities		(42,670)
Net increase in cash		(61,937)
Cash at beginning of period		70,451
Cash at end of period		$ 8,514
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ 3,300	

The accompanying notes are an integral part of these financial statements.

ShorelineAmbrose Advisors LLC (f/k/a ShP Securities, LLC)
Notes to Financial Statements
December 31, 2017

NOTE 1. NATURE OF OPERATIONS

ShorelineAmbrose Advisors LLC (the "Company") is a California Limited Liability Company ("LLC") registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended. The Company was organized on April 3, 2006. In May 2016, the Company changed their name to ShorelineAmbrose Advisors LLC. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is an LLC and due to the nature of an LLC, its member has limited liability.

The Company is a corporate finance advisory firm, providing a range of merger and acquisition ("M&A") solutions for the business market. It does not carry security accounts for customers and does not perform custodial functions relating to customer securities.

The Company is a subsidiary of a partnership of Shoreline Partners, LLC and Ambrose Capital Partners, LLC, (the "Parents"). Shoreline Partners, LLC entered into an agreement on April 29, 2016 with Ambrose Capital Partners, LLC whereby both own 50% of ShP Securities, LLC.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and in the format prescribed by Rule 15a-5 under the Securities Exchange Act of 1934 for broker/dealers in securities.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Revenue Recognition

Success fees are recognized as earned and retainer fees are recognized as services performed.

Concentration of Credit Risk

The Company maintains its bank accounts at financial institutions located in California, the balances of which, at times, may exceed federally insured limits. The Company has not experienced any losses in such cash accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

Income Taxes

The Company is not subject to federal or state income taxes and, accordingly, no provision for taxes has been made in the accompanying financial statements. The member is required to report any gains, losses, credits or deductions on its individual tax returns. Generally, the Company is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements. If such examination results in a change in the Company's income tax status, a provision for income taxes may need to be recorded.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain minimum net capital of $5,000 or 6 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2017, the Company's net capital was $2,188, which is net capital deficient of ($2,812) of the required minimum net capital. Also, at December 31, 2017 aggregate indebtedness to net capital ratio was 2.89 to 1.

NOTE 4. CONTINGENCIES

Litigation

The Company is not involved in any material claims or litigation. Management does not believe there are claims that would have a material effect on the financial statements of the Company.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company has a month-to-month cost sharing agreement with its Parents whereby the Company pays the Parents for use of office space and general office services. During the year ended December 31, 2017, the Company incurred $132,000 of expenses which is included in various expense accounts in the statement of operations.

The Company pays its Parents for consulting services. During the year ended December 31, 2017, the Company incurred $624,716 of consulting expenses for services provided by its Parents; this amount is included in project related costs and referral fees in the statement of operations.

NOTE 6. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through January 22, 2018, which is the date the financial statements were available to be issued.

The Company received deposits into their bank account representing an Accounts Receivable due of $5,000 and a Success Fee on a closing of a financial transaction in the amount of $210,000. The subsequent deposits brought the Company into capital compliance.

ShorelineAmbrose Advisors LLC (f/k/a SHP Securities, LLC)
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2017

Computation of net capital		
Member's equity	$ 27,188	
Total member's equity		$ 27,188
Less: Non-allowable assets	25,000	
Total non-allowable assets		25,000
Net Capital		2,188
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 422	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ (2,812)
Ratio of aggregate indebtedness to net capital	2.89 : 1	

There was a no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2017.

See independent auditor's report

ShorelineAmbrose Advisors, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2017

A computation of reserve requirement is not applicable to ShorelineAmbrose Advisors, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

ShorelineAmbrose Advisors, LLC
Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of December 31, 2017

Information relating to possession or control requirements is not applicable to ShorelineAmbrose Advisors, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Bryant A. Gaudette, CPA

EXEMPTION REVIEW REPORT

15c3-3(k)(2)(i)

Tim Malott
ShorelineAmbrose Advisors, LLC
6310 Greenwich Drive
Suite 120
San Diego, CA 92122

Dear Tim Malott:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which ShorelineAmbrose Advisors, LLC identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which ShorelineAmbrose Advisors, LLC claims exemption from 17 C.F.R. §240.15c3-3. ShorelineAmbrose Advisors, LLC stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. ShorelineAmbrose Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ShorelineAmbrose Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, CPA

Bryant A. Gaudette

KATY, TX 77450

February 28, 2018

ShorelineAmbrose Advisors, LLC

January 22, 2018

Bryant A. Gaudette
21320 Provincial Blvd., Suite 200
Katy, TX 77450

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best of our knowledge and belief, ShorelineAmbrose Advisors, LLC:

Claims exemption 15c3-3(k)(2)(i) from 15c3-3;

We have met the identified exemption from January 1, 2017 through December 31, 2017, without exception, unless noted below;

We have no exceptions to report this fiscal year.

Sincerely,

Timothy G. Malott
President/CEO
ShorelineAmbrose Advisors, LLC
(fka ShP Securities, LLC)

Bryant A. Gaudette, CPA

ShorelineAmbrose Advisors, LLC

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934

As of and for the Year-Ended

SIPC Reconciliation Report Pursuant to SEA 17a-5(c)(4)

ShorelineAmbrose Advisors, LLC is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2017, which were agreed to by ShorelineAmbrose Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating ShorelineAmbrose Advisors, LLC's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. ShorelineAmbrose Advisors, LLC's management is responsible for ShorelineAmbrose Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no material differences.
2. Compared audited Total Revenue for the period of January 01, 2017 through December 31, 2017 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no material differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no material differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no material differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BRYANT A. GAUDETTE, CPA

Bryant A. Gaudette

KATY, TX 77450

February 28, 2018

ShorelineAmbrose Advisors LLC
Reconciliation of Form X-17A-5 to Form SIPC-7T

Revenue audited:		
Total revenue	$	962,638
Interest income		0
Total revenue audited for the year ended December 31, 2017		962,638
Total revenue reported on Form SIPC-7T		962,638
(Over) Under reported		0

ShorelineAmbrose Advisors LLC
Reconciliation of Adjustments on Form SIPC-7T

Adjustments reported on Form SIPC-7T	
No adjustment	0
Total adjustments reported on Form SIPC-7T	0
General Ledger Comparison:	
No adjustment	0
(Over) Under reported	0

ShorelineAmbrose Advisors LLC
Reconciliation of Calculations on Form SIPC-7T

Total revenue reported on Form SIPC-7T	$	962,638
Total adjustments reported on Form SIPC-7T		0
SIPC net operating revenues	$	962,638
General assessment @ .0015	$	1,444
Amount reported on Form SIPC-7T	$	1,444
(Over) Under reported		0

See Independent Accountant's Report

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 12/31/2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*****2983*********************MIXED AADC 220
67357 FINRA DEC
SHORELINEAMBROSE ADVISORS LLC
SHP SECURITIES LLC
ATTN TIM MALOTT
6310 GREENWICH DR STE 120
SAN DIEGO, CA 92122-5902

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,444

B. Less payment made with SIPC-6 filed (exclude interest) (772)

7/3C/20C7 CheNt AC598
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 671

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 671

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 671

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ShorelineAmbrose ADVISORS, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Partner
(Title)

Dated the 30th day of January, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

ShorelineAmbrose Advisors, LLC

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2017